Exhibit 99.1

Contacts:

Paul D. Tobias

Chairman & CEO Mackinac Financial Corporation & Chairman mBank

Birmingham, MI (248) 290 – 5901

ptobias@bankmbank.com

Kelly W. George

President, Mackinac Financial Corporation & President & CEO, mBank

Manistique, MI (906) 341-7140

kgeorge@bankmbank.com

FOR IMMEDIATE RELEASE

Mackinac Financial Corporation to acquire Peninsula Financial Corporation

•                  Peninsula Financial Corporation is the holding company for Peninsula Bank and is headquartered in Ishpeming, MI.

•                  The acquisition entails 6 full service banking locations and nearly $132 million in assets

•                  The transaction is expected to close late in the 3rd Quarter or early 4th quarter of 2014

•                  Expected results include earnings per share accretion beginning immediately in 2014

•                  Post-transaction capital levels are expected to be strong providing for future growth activities

MANISTIQUE, Mich. and ISHPEMING, Mich., July 18, 2014 — The Directors of Mackinac Financial Corporation [Nasdaq: MFNC] (Mackinac), the holding company for mBank, and the Directors of Peninsula Financial Corporation (Peninsula), the holding company for Peninsula Bank today announced the execution of a definitive agreement for Mackinac to acquire Peninsula in a cash & stock transaction for a fixed $13.285 million purchase of $10.50 million of equity.  Shareholders of Peninsula will also receive a special dividend immediately prior to close of any equity greater than $10.50 million as specified in the merger agreement.

The transaction will increase mBank’s asset position as the largest bank headquartered in the Upper Peninsula of Michigan with post-transaction assets estimated at approximately $710 million and gross balance sheet loans of roughly $561 million. With the inclusion of the secondary market service retained sold loans of $260 million, total loans under management will be approximately $861 million. Combined core deposits are expected to total approximately $581 million. It is also anticipated that mBank will rank as the 16th largest financial institution headquartered in Michigan, out of 123 banks (ranked by total assets of such institutions as of March 31, 2014, after giving effect to the acquisition.)

“We are extremely pleased and excited to be able to partner with a long standing community-focused institution like Peninsula Bank,” said Kelly W. George, mBank President and CEO. “mBank is a ‘well capitalized’, safe and sound community bank, and we believe the customer-centric cultures and community bank oriented traditions of our two organizations are very complementary. In addition, with the increased Marquette County footprint, we will be able to offer an even more convenient and comprehensive banking experience with a strong line of products and services for all our clients and drive further market procurement of loans and deposits. In turn, we expect to expand and deepen our valued client relationships.  From the entire mBank staff, management, and Board of Directors, we all look forward to working with you in the future. We want to assure the Peninsula Bank customers, shareholders and employees as we move through to the closing of the transaction that we will work transparently in making the transaction as smooth as possible. More details of the transaction will be forthcoming in the next several months, please look to our website, additional mailings, or stop into one of the company’s branches to personally discuss the transaction with one of our friendly bankers.”

Peninsula Financial Corporation is a bank holding company with Peninsula Bank as its wholly-owned subsidiary. Peninsula Bank currently operates 6 full-service banking centers spanning from Marquette to Ishpeming, with nearly $132 million in total assets and $112 million in deposits. Combined with mBank’s 7 current Upper Peninsula branches, the acquisition will nearly double mBank’s Upper Peninsula presence to 13 total branches and increase the number of total branches in Michigan from 11 to 17.

“Strategically, this transaction makes sense for us on all fronts” commented Paul D. Tobias, Chairman of Mackinac and mBank.  “Our approach over the past couple of years has been to grow organically through core banking activities with good loans and deposits and remain opportunistic with regard to acquisitions. We believe our patience and diligence has been rewarded with this opportunity. We are very happy about the Peninsula partnership as we believe the acquisition fits all the strategic and accretive financial requirements we target to ensure we create additional shareholder value and continue to deliver our clients a best in class personalized banking experience.”

Peninsula Board Chair John Jilbert commented, “Given mBank’s presence and commitment to our Upper Peninsula communities, businesses and residents, they are an excellent fit for our organization and customer base.  We believe our similar business philosophies will result in the preeminent bank in the UP.  The Peninsula Board and Management Team also believe the partnership with mBank will deliver significant value for current Peninsula shareholders and give them the opportunity to realize additional value in the future as shareholders of Mackinac Financial Corporation.”

Mackinac anticipates the transaction to be immediately accretive to earnings per share for 2014 with increasing accretion estimated for 2015 of $.24 and 2016 of $.35.  Operating savings resulting from economies of scale and increased efficiencies are initially projected to be approximately 35% and are expected to be fully realized in the 2015 fiscal year.  The Tangible Book Value earn back for Mackinac is currently expected to be approximately 3 years or less.

Under the terms of the merger agreement, shareholders of Peninsula will receive a mix of shares of Mackinac common stock and cash for each share of Peninsula common stock, with the mix depending on cash/stock elections made by each Peninsula shareholder, provided that the aggregate cash consideration will not exceed 35% of the total merger consideration.

The transaction is expected to close late in the 3rd Quarter or early 4th Quarter of 2014. Total transaction expenses are estimated to be about $2.0 million on an after-tax basis.  The transaction remains subject to approval by Peninsula’s shareholders and approval by federal and state regulatory authorities as well as the satisfaction of other customary closing conditions provided in the merger agreement. The merger agreement also provides that Peninsula Bank will be consolidated into mBank.

Mackinac was advised by River Branch Capital LLC and the law firm of Honigman Miller Schwartz and Cohn LLP. Peninsula was advised by Wipfli, LLP and the law firm of Godfrey & Kahn.

About Mackinac Financial Corporation

Headquartered in Manistique, Michigan, mBank is the principal subsidiary of Mackinac Financial Corporation whose common stock is traded on the NASDAQ stock market as “MFNC.”  With assets in excess of $575 million, the community bank empowers individuals and small- to medium-sized businesses with smart financing and depository solutions for peace of mind.

About Peninsula Financial Corporation

Peninsula Financial Corporation, is a community-based financial services company located in Marquette County in Michigan and the parent company of Peninsula Bank.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Mackinac will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a Proxy Statement of Peninsula and a Prospectus of Mackinac, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Mackinac and Peninsula, may be obtained at the SEC’s Internet site (http://www.sec.gov). The Proxy Statement/Prospectus (when available) and the other filings may also be obtained free of charge at mBank’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Peninsula. Information about the directors and executive officers of Mackinac is included in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014.  The directors, executive officers, and certain other members of management and employees of Peninsula may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Peninsula. Information about the directors and executive officers of Peninsula and information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in Mackinac’s filings with the SEC. Risks and uncertainties related to Mackinac and Peninsula include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (2) the outcome of any legal proceedings that may be instituted against Mackinac or Peninsula; (3) the inability to complete the transactions contemplated by the definitive agreement due to the failure to satisfy conditions to completion, including the receipt of regulatory approval; (4) risks that the proposed transaction may disrupt current plans and operations, and the potential difficulties in employee retention as a result of the transaction; (5) the amount of the costs, fees, expenses and charges related to the proposed transaction; (6) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (7) continuation of the historically low short-term interest rate environment; (8) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (9) increased levels of non-performing and repossessed assets that may result in future losses; (10) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (11) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments, like the Dodd-Frank Wall Street Reform and Consumer Protection Act, arising out of current unsettled conditions in the economy; (12) the results of regulatory examinations; and (13) increased competition with other financial institutions. You should not place undue reliance on forward-looking statements, and Mackinac undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

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